Filed Pursuant to Rule 433

Dated April 25, 2013

Registration Statement on Form S-3 (No. 333-187742)

Relating to the

Preliminary Prospectus Supplement Dated April 25, 2013 and

Prospectus dated April 5, 2013

ASPEN INSURANCE HOLDINGS LIMITED

5.95% FIXED-TO-FLOATING RATE PERPETUAL NON-CUMULATIVE PREFERENCE SHARES

SUMMARY OF TERMS

Issuer:	Aspen Insurance Holdings Limited, a Bermuda company (the “Issuer”)

Security Type:	5.95% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares (the “Preference Shares”)

Amount:	$275,000,000 aggregate liquidation preference; 11,000,000 Preference Shares

Liquidation Preference:	$25 per share

Expected Ratings*:	Moody’s: Ba1 (Stable) / S&P: BBB- (Stable)

Legal Format:	SEC Registered

Dividend Rate:	From May 2, 2013 to, but not including, July 1, 2023, 5.95%, and from, and including, July 1, 2023, three-month LIBOR plus 406 basis points, payable on a non-cumulative basis only when, as and if declared by the Issuer’s board of directors.

Dividend Payment Dates:	January 1, April 1, July 1 and October 1

First Dividend Payment Date:	July 1, 2013

Term:	Perpetual

Optional Redemption:	On July 1, 2023 and any Dividend Payment Date thereafter, or on any Dividend Payment Date following the occurrence of a tax event (as defined in the preliminary prospectus supplement), or on the Dividend Payment Date following the occurrence of a capital disqualification redemption event (as defined in the preliminary prospectus supplement), the Issuer may redeem the Preference Shares, in whole or in part, at a redemption price of $25 per Preference Share plus declared and unpaid dividends, if any, to, but not including, the date of redemption.

At any time prior to July 1, 2023, the Issuer may redeem the Preference Shares, in whole but not in part, if the Issuer submits to the holders of the Issuer’s ordinary shares a proposal for an amalgamation or merger or if the Issuer submits any proposal for any other matter that requires, as a result of a change in Bermuda law after the date of the prospectus supplement, for its validation or effectuation an affirmative vote of the holders of the Preference Shares at the time outstanding, whether voting as a separate series or together with any other series or class of Preference Shares as a single class, at a redemption price per Preference Share equal to the greater of (1) $25 per Preference Share and (2) the sum of the present value of $25 per Preference Share and the present value of all undeclared dividends for the dividend periods from the date of redemption to, and including, the July 1, 2023 Dividend Payment Date, in each case discounted to the date of redemption on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate, as calculated by the calculation agent, plus 50 basis points, and in the case of both (1) and (2) plus declared and unpaid dividends, if any, to, but not including, the date of redemption.

Trade Date:	April 25, 2013

Settlement Date (T+ 5):	May 2, 2013

Listing:	The Issuer intends to apply to list the Preference Shares on the NYSE under the symbol “AHLPRC”. If the application is approved, trading in the Preference Shares is expected to commence within 30 days after the Settlement Date.

Public Offering Price:	$25 per share

Underwriting Discount:	$0.3125 per share

Estimated Net Proceeds to Issuer, After Deducting Underwriting Discount and Before Offering Expenses:	$271,562,500

CUSIP/ISIN:	G05384154 / BMG053841547

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman, Sachs & Co.

Senior Co-Manager:	Deutsche Bank Securities, Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC HSBC Securities (USA) Inc. Lloyds Securities Inc. U.S. Bancorp Investments, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time and should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling Barclays Capital Inc., toll-free at 1-888-603-5847, Citigroup Global Markets Inc., toll-free at 1-800-831-9146 or Goldman, Sachs & Co., toll free at 1-866-471-2526.

This communication should be read in conjunction with the preliminary prospectus supplement dated April 25, 2013 and the accompanying prospectus dated April 5, 2013.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.